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WAXMAN                                                      EXHIBIT 99
WAXMAN INDUSTRIES, INC.        N E W S  R E L E A S E                NYSE: WAX


FOR ADDITIONAL INFORMATION, CONTACT:
  At The Company:                      At The Financial Relations Board, Inc.:
  -------------------------            ---------------------------------------
  Armond Waxman, President             Kathleen M. Brunson
  216-439-1830                         312-266-7800 (Chicago)
  Neal R. Restivo, V.P. Finance        Regina K. Ryan
  216-439-1830                         212-661-8030 (New York)

FOR IMMEDIATE RELEASE


                        WAXMAN INDUSTRIES, INC. REPORTS
                        -------------------------------

                            RESULTS FOR FISCAL 1995;
                            ------------------------

                    OUTLOOK FOR FIRST QUARTER OF FISCAL 1996
                    ----------------------------------------

          BEDFORD HEIGHTS, Ohio -- September 28, 1995 -- Waxman Industries, Inc. (NYSE-WAX), a leading supplier to the U.S. repair and remodeling market, today reported results for the Company's fourth quarter and fiscal year ended June 30, 1995 as well as the outlook for the first quarter of fiscal year 1996. As previously announced, the Company has entered into a letter of intent to sell, for $50 million in cash, 75% of its Consumer Products business, together with certain supporting operations, to a group consisting of HIG Capital Management of Miami, Florida along with certain members of Consumer Products' existing management team. The Company anticipates that the proceeds from any such sale will be used, in part, to retire its $39.2 million of Senior Secured Notes due September 1998 thereby eliminating the mandatory sinking fund requirements relating to these notes which are scheduled to commence in September 1996. As a result of its decision to sell the Consumer Products business, the Company is required, for financial reporting purposes, to treat Consumer Products as a discontinued operation. Consumer Products continues to operate on a normal basis without any disruptions to its customer and vendor relationships.

                                     -1-
Waxman Industries, Inc.    24460 Aurora Road    Bedford Heights, Ohio  44146

          For the fiscal year ended June 30, 1995, sales from continuing operations totaled $156.0 million compared with $139.9 million in the prior year period, an increase of 11.5%. Excluding the results of H. Belanger Plumbing Accessories (Belanger), which was sold by the Company in October 1993, sales from continuing operations for the year increased by 12.7%.

          Operating income from continuing operations for fiscal 1995 totaled $11.1 million compared with $10.4 million in the prior year, an increase of 6.3%.

          Interest expense from continuing operations totaled $20.1 million in fiscal year 1995 compared with $16.4 million in the prior year, an increase of 22.3%. Cash interest expense from continuing operations was, however, significantly lower than total interest expense for fiscal 1995 primarily as a result of the issuance of the Company's Deferred Coupon Notes in May 1994. Cash interest expense for fiscal 1995 totaled $11.7 million. The Company's operating cash flow from continuing operations for fiscal 1995 totaled $15.1 million and was more than sufficient to cover cash interest requirements. In addition, the Company had availability of $6.1 million under its revolving credit facility at June 30, 1995.

          Loss from continuing operations totaled $8.7 million for fiscal 1995 compared with $4.3 million in the prior year primarily as a result of the increase in non-cash interest expense.

          Sales from continuing operations for the fourth quarter totaled $39.1 million compared with $36.1 million in the prior year, an increase of 8.2%. Barnett's sales increased 10.6% for the fourth quarter compared to the prior year period.

          As a result of weak market conditions in April and May, operating income from continuing operations for the fourth quarter

                                     -2-
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totaled $1.2 million compared with $2.1 million in the prior year period.
Also contributing to the lower fourth quarter operating income were decreased production levels at the Company's Mexican manufacturing operation. The reduced production levels were caused by the Company's inventory reduction efforts and are not expected to be recurring.

          Interest expense from continuing operations totaled $5.7 million for the fourth quarter compared to $4.4 million in the prior year period, an increase of 32%.

         Loss from continuing operations totaled $4.8 million for the fourth quarter compared with a loss of $2.3 million in the prior year period, as a result of the increase in interest expense as well as the factors discussed above.

Discontinued Operations
-----------------------

          During the current year fourth quarter, the Company recorded an $11.0 million charge which represents the estimated loss to be incurred upon completion of the sale of the Consumer Products business. The operating loss from discontinued operations for the fourth quarter totaled $3.9 million compared with operating income of $.2 million in the prior year period. The current quarter operating loss includes interest expense of $1.9 million and a $2.8 million charge relating to the downsizing of Consumer Products' distribution network from four locations to three.

          For the fiscal year ended June 30, 1995, the operating loss from discontinued operations totaled $3.3 million and included interest expense of $6.3 million as well as the restructuring charge discussed above. The prior year operating loss from discontinued operations totaled $2.5 million.

                                     -3-
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Summary of Results
------------------

          For the quarter ended June 30, 1995, the Company incurred a net loss of $19.7 million or $1.68 per share which included $14.9 million or $1.27 per share relating to discontinued operations. In the prior year fourth quarter, the Company incurred a net loss of $2.3 million or $.20 per share which included operating income of $.02 per share relating to discontinued operations. For fiscal year 1995, the Company incurred a net loss of $23.1 million or $1.97 per share which included $14.3 million or $1.22 per share relating to discontinued operations. The prior fiscal year's net loss totaled $51.9 million or $4.44 per share which included $40.8 million or $3.49 per share relating to discontinued operations as well as an extraordinary charge of $6.8 million or $.58 per share relating to the early retirement of debt.

          Although the Company incurred a significant loss in fiscal year 1995, the majority of such loss related to discontinued operations and was non-cash. The Company generated positive operating cash flow during fiscal 1995 and these funds, along with availability under its revolving credit agreement, provide the liquidity the Company needs to meet its vendor obligations, as well as operating and cash interest requirements.

Outlook for First Quarter of Fiscal 1996
----------------------------------------

          The Company expects sales from continuing operations to increase approximately 9 to 10% for the quarter ended September 30, 1995. Barnett's sales for the quarter are expected to increase approximately 15%.

          Commenting on the Company's announcement, Armond Waxman, Co-Chairman of the Board and Co-Chief Executive Officer, said, "We are optimistic about the Company's future as, going forward, Barnett will

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represent approximately 70% of sales from our continuing operations.  We believe that once the sale of Consumer Products has been completed, the Company will be better positioned to take advantage of Barnett's growth opportunities as we will have eliminated all significant debt maturities for the next several years. Also, in connection with the sale we expect to enter into a new secured credit facility which will improve liquidity through greater working capital availability.

          The sale of Consumer Products is proceeding well and we are optimistic that we will be able to consummate the transaction with HIG Capital Management."

          Waxman Industries, Inc. is a leading supplier to the repair and remodeling market in the United States. Through it's Barnett mail order and telemarketing business as well as its other smaller operations, the Company markets and distributes a broad range of plumbing, electrical and hardware products to over 49,000 customers in the United States. Through their nationwide network of warehouses and distribution centers, the Company's operations provide their customers with a single source for an extensive line of competitively priced quality products.

                                     # # #

                            Financial Tables Follow


          To receive additional information on the Company via facsimile at no cost, please dial 1-800-PRO-INFO and enter the company code number 166.

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     (In Thousands, Except Per Share Data)

          (For the Year and Three Months Ended June 30, 1995 and 1994)

                                                   Year Ended            Three Months Ended
                                                    June 30,                  June 30,
                                               1995         1994          1995       1994
                                              -------      -------       -------    -----
Net sales                                    $155,990     $139,897      $ 39,101   $ 36,141
Cost of sales                                 105,239       93,663        26,695     24,433
                                              -------      -------       -------    -------

Gross profit                                   50,751       46,234        12,406     11,708
Operating expenses                             39,676       35,812        11,182      9,640
                                              -------      -------       -------    -------

Operating income                               11,075       10,422         1,224      2,068

Other income (loss)                               558        2,043          (149)       340

Interest expense, net                         (20,086)     (16,427)       (5,382)    (4,387)
                                              -------      -------       -------    -------

Loss from continuing operations before
  income taxes                                 (8,453)      (3,962)       (4,307)    (1,979)
Provision for income taxes                        288          301           495        340
                                              -------      -------       -------    -------

Loss from continuing operations                (8,741)      (4,263)       (4,802)    (2,319)

Discontinued Operations:
  Loss from discontinued
    operations                                 (3,332)      (2,458)       (3,867)       187
  Loss on disposal, without tax benefit       (11,000)     (38,343)      (11,000)         -
                                              -------      -------       -------    -------

Loss before extraordinary charge              (23,073)     (45,064)      (19,669)    (2,132)

Extraordinary charges, early retirement
  of debt, without tax benefit                      -       (6,824)            -       (199)
                                              -------      -------       -------    -------

Net loss                                     $(23,073)    $(51,888)     $(19,669)  $ (2,331)
                                              =======      =======       =======    =======

Primary and fully diluted earnings
  (loss) per share:

  From continuing operations                 $   (.75)    $   (.37)     $   (.41)  $   (.20)

  Discontinued operations:
  Loss from discontinued operations              (.28)        (.21)         (.33)       .02
  Loss on disposal                              ( .94)       (3.28)         (.94)         -

  Extraordinary charges                             -         (.58)            -       (.02)
                                              -------      -------       -------    -------

Net loss                                     $  (1.97)    $  (4.44)     $  (1.68)  $   (.20)
                                              =======      =======       =======    =======

  Average shares outstanding                   11,712       11,666        11,712     11,674
                                              =======      =======       =======    =======

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                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                             June 30, 1995 and 1994

                                 (In Thousands)

                                     ASSETS
                                     ------



                                                                              June 30,       June 30,
                                                                               1995           1994
                                                                              -----          ------
Current assets:
  Cash                                                                     $  1,496         $    981
  Accounts receivable, net                                                   22,346           19,366
  Inventories                                                                38,436           39,448
  Prepaid expenses                                                            1,956            1,648
  Net current assets of discontinued
    operations                                                               53,865           51,530
                                                                            -------          -------
    Total current assets                                                    118,099          112,973
                                                                            -------          -------

Property and equipment, net                                                  12,882           12,525

Net long-term assets of discontinued
    operations                                                                    -           13,373

Cost of business in excess of
    net assets acquired, net and
    other assets                                                             29,679           31,374
                                                                            -------          -------
                                                                           $160,660         $170,245
                                                                            =======          =======



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
  Current portion of long-tern debt                                        $  4,424         $  2,894
  Senior Secured Notes, to be retired
    with proceeds from the sale of Consumer
    Products                                                                 38,786                -
  Accounts payable                                                           16,258           13,177
  Accrued liabilities                                                         3,875            3,203
                                                                             ------          -------
    Total current liabilities                                                63,343           19,274
                                                                            -------          -------

Long-term debt, net of current portion                                       54,089           53,224

Senior Secured Notes                                                              -           38,675

Senior Secured Deferred Coupon Notes                                         54,875           48,031

Subordinated Debt                                                            48,750           48,750

Stockholders' Equity                                                        (60,397)         (37,709)
                                                                            -------          -------

                                                                           $160,660         $170,245
                                                                            =======          =======

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